Filed by James Hardie Industries plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject company: The AZEK Company Inc.

Commission File No: 333-286977

Date: May 20, 2025

The following information was made available on the transaction website, https://www.jameshardieandazek.com/ on May 20, 2024:

JAMES HARDIE + AZEK Building a Better Future Together

5/20/25, 6:17 PM Home | James Hardie + Azek

Transaction Overview

On March 24, 2025, James Hardie and The AZEK Company entered into a definitive agreement under which James Hardie will acquire AZEK for a combination of cash and James Hardie shares with a total transaction value of $8.75 billion[1], including AZEK's net debt.

The combination will create a leading exterior and outdoor living building products growth platform.



1. At time of announcement

Compelling Strategic and Financial Benefits

Creates
a leading exterior and outdoor living building products growth platform

Accelerates
material conversion-led growth

Provides
customers a comprehensive solution of sustainable exterior and outdoor living brands

Delivers
best-in-class financial profile

Unlocks
significant value through cost and commercial synergies

Transaction Delivers...

JamesHardie + AZEK

$5.9B
Net Sales, on a Combined Company Basis[1]

$1.8B+
Adjusted EBITDA, on a Combined Company Basis[1]

31%
Adjusted EBITDA Margin with Potential for Further Expansion, on a Combined Company Basis[1]

~$125M+
Cost Synergies

~$500M+
Commercial Synergies

$350M+
Additional Annual Adjusted EBITDA from Synergies

$1B+
Free cash flow Generation[2]

1. 12-month period ended 12/31/24. Including total expected run-rate benefit of synergies
2. Free cash flow = net cash provided by operating activities less capital expenditures less cost to achieve synergies net of taxes

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Leading Exterior Brands Together, James Hardie and AZEK will provide a full-wrap and complementary solution for the exterior of the home—offering beautiful, resilient, fire, pest and weather resistant products that are easy to install with reduced maintenance and lower lifecycle costs, delivering significant benefits to partners throughout the customer value chain. AZEK TimberTech VERS ATEX EXTERIOR S Plank Board Board & Batten Panels A Leading Siding Brand in North America & Globally One of the world’s leading producers & marketers of high-performance fiber cement siding and trim

5/20/25, 6:17 PM Home | James Hardie + Azek

James Hardie Brand of Choice	**$3.9B** LTM 12/31/24 REVENUE	**11%** 7-Y REVENUE CAGR[1]
~65% REPAIR & REMODEL AS % OF SALES[2]	**$1.1B** LTM 12/31/24 ADJ. EBITDA	**28%** LTM 12/31/24 ADJ. EBITDA MARGIN


12%
14%
74%

Global Footprint[3]

- Europe
- APAC
- North America

1. Reflects FY2017A-FY2024A sales CAGRs
2. Represents North America breakdown
3. Represents net sales as of 12/31/24

Homeowner Focused, Customer and Contractor Driven™

Creating demand across the customer value chain
The brand of choice for homeowners, customers & contractors

Providing customers with innovative product solutions
Trusted brand with compelling aesthetics, durability and low maintenance

Supporting the growth of our partners
Through unrivaled support and localized manufacturing


THE AZEK COMPANY
An Innovative Leader in Outdoor Living

Leading brands in composite decking, railing and exteriors
including **TimberTech** decking and railing, **AZEK Exteriors** and **Versatex** trim, and **StruXure** pergolas

Multi-year track record of delivering above market growth
and driving material conversion to low-maintenance, long-lasting engineered products

Wood conversion to AZEK material types fuel growth
wood and engineered wood represents ~54% to ~85% of AZEK's replacements, highlighting the tremendous material conversion opportunity

U.S. based manufacturing and recycling plant footprint
totaling ~3 million square feet

$1,486M LTM 12/31/24 REVENUE	**15%+** 7-Y REVENUE CAGR[1, 2]	**~82%** REPAIR & REMODEL AS % OF SALES[2]
$390M LTM 12/31/24 ADJ. EBITDA	**~26%** LTM 12/31/24 ADJ. EBITDA MARGIN	**500M+** POUNDS OF RECYCLED WASTE AND SCRAP MATERIAL CONSUMED ANNUALLY
170+ DISTRIBUTOR BRANCHES	**5,000+** DEALER LOCATIONS	**15K+** PRO REWARDS CONTRACTORS

1. Reflects FY2017A-FY2024A sales CAGR
2. Residential business segment

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5/20/25, 6:17 PM Home | James Hardie + Azek

Combines World-Class Talent with Shared Values & Cultures

This transaction brings together two talented teams dedicated to providing winning solutions across the customer value chain.

JamesHardie

AZEK

"The combination with AZEK brings together two companies with world-class talent, accelerates our growth strategy, delivers enhanced and differentiated solutions to our customers and drives shareholder value. The consumer journeys for siding and decking often overlap, and both companies have excelled at demand creation for the homeowner and innovative products and solutions for the contractor. I look forward to welcoming the talented AZEK team to the James Hardie family and together extending our track record of success."



Aaron Erter
CEO, James Hardie

"Together with James Hardie, we are delivering value to AZEK stockholders and providing them meaningful participation in the long-term secular and financial growth opportunities created by the combined company. We are bringing together two customer-centric organizations with a shared commitment to innovation and building a better, more sustainable and resilient future, and we are excited about the opportunities ahead."



Jesse Singh
CEO, AZEK

Contacts

James Hardie Contacts

Investor Relations

Joe Ahlersmeyer, CFA
Vice President, Investor Relations
+1 773-970-1213

Luke Thrum
Director, Investor Relations
+61 447-894-834
investors@jameshardie.com

Media / U.S.

Ed Trissel / Arielle Rothstein
Joele Frank, Wilkinson Brimmer Katcher
+1 212-355-4449

Media / Australia

Jack Gordon
Sodali & Co.
+61 478 060 362
jack.gordon@sodali.com

AZEK Contacts

Investor Relations

Eric Robinson
312-809-1093
ir@azekco.com

Media / U.S.

Amanda Cimaglia
Media Relations
312-809-1093
media@azekco.com

Jim Golden / Tali Epstein
Collected Strategies
azek-cs@collectedstrategies.com

Privacy Policy

Cautionary Disclosure Regarding Forward-Looking Statements

Statements in this communication, including statements regarding the proposed acquisition of The AZEK Company Inc. ("AZEK") by James Hardie Industries plc ("JHX"), that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include statements about the anticipated benefits of the proposed transaction between JHX and AZEK (the "Transaction"), including estimated synergies, and the expected timing of completion of the Transaction; statements about the Company's future performance; and statements regarding the Company's plans, objectives or goals. Words such as "believe," "anticipate," "plan," "expect," "intend," "target," "estimate," "project," "predict," "trend," "forecast," "guideline," "aim," "objective," "will," "should," "could," "likely," "continue," "may," "objective," "outlook" and similar expressions may identify forward-looking statements but are not the exclusive means of identifying such statements. Investors are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements of JHX and AZEK, respectively, are based on the current expectations, estimates and assumptions of JHX and AZEK, respectively, and, because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the control of JHX or AZEK. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by forward-looking statements. These factors include risks and uncertainties relating to the Transaction, including, but not limited to, the possibility that required regulatory approvals for the Transaction or approval of the Transaction by AZEK's stockholders and other conditions to closing are not received or satisfied on a timely basis or at all; the possible occurrence of events that may give rise to a right of either or both of JHX and AZEK to terminate the merger agreement providing for the Transaction; possible negative effects of the announcement or the consummation of the Transaction on the market price of JHX's and/or AZEK's shares and/or on their respective businesses, financial conditions, results of operations and financial performance; uncertainties as to access to financing (including financing for the Transaction) on a timely basis and on reasonable terms; the impact of the additional indebtedness the Company would incur in connection with the Transaction; risks relating to the value of the JHX shares to be issued in the Transaction and the contemplated listing arrangements for JHX shares and depositary interests following the Transaction; risks relating to significant transaction costs and/or unknown liabilities; the possibility that the anticipated synergies and other benefits from the Transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the Transaction; risks associated with Transaction-related litigation; the possibility that costs or difficulties related to the integration of JHX's and AZEK's businesses will be greater than expected; the risk that the Transaction and its announcement could have an adverse effect on the parties' relationships with its and their employees and other business partners, including suppliers and customers; the potential for the Transaction to divert the time and attention of management from ongoing business operations; the potential for contractual restrictions under the merger agreement providing for the Transaction to adversely affect the parties' ability to pursue other business

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5/20/25, 6:17 PM Home | James Hardie + Azek

opportunities or strategic transactions; the risk of other Transaction related disruptions to the businesses, including business plans and operations, of JHX and AZEK; and the possibility that, as a result of the Transaction or otherwise, JHX could lose its foreign private issuer status and be required to bear the costs and expenses related to full compliance with rules and regulations that apply to U.S. domestic issuers. There can be no assurance that the Transaction will in fact be consummated in the manner described or at all.

These factors are not necessarily all of the factors that could cause JHX's, AZEK's or the combined company's actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, could also harm JHX's, AZEK's or the combined company's results.

The foregoing discussion of risks and uncertainties is not exhaustive; other risks and uncertainties may cause actual results to differ materially from those referenced in any forward-looking statements. All forward-looking statements attributable to JHX, AZEK or the combined company, or persons acting on JHX's or AZEK's behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements in this communication speak only as of the date of this communication and are statements of then-current expectations concerning future results, events and conditions. Neither JHX nor AZEK assumes any obligation to update any forward-looking statements or information except as required by law. If JHX or AZEK updates one or more forward-looking statements, no inference should be drawn that JHX or AZEK will make additional updates with respect to those or other forward-looking statements. Further information regarding JHX, AZEK and factors that could affect the forward-looking statements contained herein can be found in JHX's Annual Report on Form 20-F for the fiscal year ended March 31, 2025, and in its other documents filed or furnished with the U.S. Securities and Exchange Commission ("SEC"), and in AZEK's Annual Report on Form 10-K for the fiscal year ended September 30, 2024, and in its other documents filed or furnished with the SEC.

Important Information and Where to Find It

In connection with the proposed transaction between JHX and AZEK, JHX has filed with the SEC a registration statement on Form F-4 (SEC File No. 333-286977). The registration statement includes a preliminary proxy statement/prospectus, which is a preliminary proxy statement of AZEK that also serves as a preliminary prospectus of JHX, and each party will file other documents regarding the proposed transaction with the SEC. The registration statement has not been declared effective by the SEC. **Investors and security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they contain or will contain important information.** The definitive proxy statement/prospectus will be sent to AZEK's stockholders. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus and other documents that are filed or will be filed with the SEC by JHX or AZEK through the SEC's website at https://www.sec.gov. Copies of documents filed with the SEC by JHX will be available from JHX free of charge on JHX's website at *ir.jameshardie.com.au* or upon request submitted to JHX by e-mail addressed to *investor.relations@jameshardie.com.au*. Copies of documents filed with the SEC by AZEK will be available from AZEK free of charge on AZEK's website at *investors.azekco.com* or upon request submitted to AZEK by mail addressed to The AZEK Company Inc., Attention: Corporate Secretary, 1330 W Fulton Street #350, Chicago, Illinois 60607. The information included on, or accessible through, JHX's or AZEK's website is not incorporated by reference into this communication.

Participants in the Solicitation

JHX and certain of its directors, executive officers and other employees, and AZEK and its directors and certain of AZEK's executive officers and other employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. The preliminary proxy statement/prospectus filed with the SEC as part of the registration statement includes a description of participants' direct or indirect interests, by security holdings or otherwise. Information about JHX's directors and executive officers is contained in "Section 1—Directors, Senior Management and Employees" in JHX's Annual Report on Form 20-F for the fiscal year ended March 31, 2025, filed with the SEC on May 20, 2025, and in other documents subsequently filed or furnished by JHX with the SEC. Information about AZEK's directors and executive officers is contained in "Nominees for Director," "Proposal No. 1—Election of Directors," "Corporate Governance," "Executive Officers," "Compensation Discussion and Analysis," "2024 CEO Pay Ratio Disclosure," "Pay-Versus-Performance," "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" and "Related Person Transactions" in AZEK's definitive proxy statement in connection with its 2025 annual meeting of stockholders, filed with the SEC on January 13, 2025; in AZEK's Current Report on Form 8-K (Amendment No. 1) filed with the SEC on January 24, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by AZEK's directors and executive officers; and in other documents subsequently filed or furnished by AZEK with the SEC. Additional information regarding ownership of AZEK's securities by its directors and executive officers is included in such persons' SEC filings on Forms 3 and 4. The documents referenced above in this paragraph may be obtained free of charge as described above under the heading "Important Information and Where to Find It." Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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5/20/25, 6:18 PM Transaction Resources | James Hardie + Azek

Home Transaction Resources



Transaction Resources

Press Releases

March 24, 2025
James Hardie and AZEK to Combine Creating a Leading Building Products Growth Platform

View Release ↗

Presentations

March 24, 2025
Creating a Leading Building Products Growth Platform

View Presentation ↗

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5/20/25, 6:18 PM Transaction Resources | James Hardie + Azek Infographics March 24, 2025 View Infographic Creating a Leading Building Products Growth Platform Filings James Hardie SEC Filings View Filings James Hardie ASX Filings ^View Filings AZEK SEC Filings View Filings Contacts James Hardie Contacts AZEK Contacts Investor Relations Investor Relations Eric Robinson 312-809-1093 Vice President, Investor Relations +1 773-970-1213 ir@azekco.com Luke Thrum Director, Investor Relations +61 447-894-834 Media/U.S. investors@iameshardie, com Amanda Cimaglia Media Relations 312-809-1093 media@azekco,com Media / U.S. Jim Golden / Tali Epstein Collected Ed Trissel / Arielle Rothstein Strategies azek-Joele Frank, Wilkinson Brimmer Katcher +1 212-355-4449 cs@coilectedstrategies.com Media / Australia Jack Gordon Sodali & Co. +61 478 060 362 iack.gordon@sodali.com Privacy Policy Cautionary Disclosure Regarding Forward-Looking Statements Statements in this communication, including statements regarding the proposed acquisition of The AZEK Company Inc. (“AZEK”) by James Hardie Industries plc (‘JHX’1), that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include statements about the anticipated benefits of the proposed transaction between JHX and AZEK (the “Transaction”), including estimated synergies, and the expected timing of completion of the Transaction; statements about the Company’s future performance; and statements regarding the Company’s plans, objectives or goals. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “trend,” “forecast,” “guideline,” “aim,” “objective,” “will,” “should,” “could,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions may identify forwardlooking statements but are not the exclusive means of identifying such statements. Investors are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements of JHX and AZEK, respectively, are based on the current expectations, estimates and assumptions of JHX and AZEK, respectively, and, because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the control of JHX or AZEK. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by forward-looking statements. These factors include risks and uncertainties relating to the Transaction, including, but not limited to, the possibility that required regulatory approvals for the Transaction or approval of the Transaction by AZEK’s stockholders and other conditions to closing are not received or satisfied on a timely basis or at all; the possible occurrence of events that may give rise to a right of either or both of JHX and AZEK to terminate the merger agreement providing for the Transaction; possible negative effects of the announcement or the consummation of the Transaction on the market price of JHX’s and/or AZEK’s shares and/or on their respective businesses, financial conditions, results of operations and financial performance; uncertainties as to access to financing (including financing for the Transaction) on a timely basis and on reasonable terms; the impact of the additional indebtedness the Company would incur in connection with the Transaction; risks relating to the value of the JHX shares to be issued in the Transaction and the contemplated listing arrangements for JHX shares and depositary interests following the Transaction; risks relating to significant transaction costs and/or unknown liabilities; the possibility that the anticipated synergies and other benefits from the Transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the Transaction; risks associated with Transaction-related litigation; the possibility that costs or difficulties related to the integration of JHX’s and AZEK’s businesses will be greater than expected; the risk that the Transaction and its announcement could have an adverse effect on the parties’ relationships with its and their employees and other business partners, including suppliers and customers; the potential for the Transaction to divert the time and attention of management from ongoing business operations; the potential for contractual restrictions under the merger agreement providing for the Transaction to adversely affect the parties’ ability to pursue other business opportunities or strategic transactions; the risk of other Transaction-related disruptions to the businesses, including business plans and operations, of JHX and AZEK; and the possibility that, as a result of the Transaction or otherwise, JHX could lose its foreign private issuer status and be required to bear the costs and expenses related to full compliance with rules and regulations that apply to U.S. domestic issuers. There can be no assurance that the Transaction will in fact be consummated in the manner described or at all. These factors are not necessarily all of the factors that could cause JHX’s, AZEK’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, could also harm JHX’s, AZEK’s or the combined company’s results. The foregoing discussion of risks and uncertainties is not exhaustive; other risks and uncertainties may cause actual results to differ materially from those referenced in any forward-looking statements. All forwardlooking statements attributable to JHX, AZEK or the combined company, or persons acting on JHX’s or AZEK’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements in this communication speak only as of the date of this communication and are statements of then-current expectations concerning future results, events and conditions. Neither JHX nor AZEK assumes any obligation to update any forward-looking statements or information except as required by law. If JHX or AZEK updates one or more forward-looking statements, no inference should be drawn that JHX or AZEK will make additional updates with respect to those or other forward-looking statements. Further information regarding JHX, AZEK and factors that could affect the forward-looking statements contained herein can be found in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025, and in its other documents filed or furnished with the U.S. Securities and Exchange Commission (“SEC”), and in AZEK’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024, and in its other documents filed or furnished with the SEC. Important Information and Where to Find It In connection with the proposed transaction between JHX and AZEK, JHX has filed with the SEC a registration statement on Form F-4 (SEC File No. 333-286977). The registration statement includes a preliminary proxy statement/prospectus, which is a preliminary proxy statement of AZEK that also serves as a preliminary prospectus of JHX, and each party will file other documents regarding the proposed transaction with the SEC. The registration statement has not been declared effective by the SEC. Investors and security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they contain or will contain important information. The definitive proxy statement/prospectus will be sent to AZEK’s stockholders. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus and other documents that are filed or will be filed with the SEC by JHX or AZEK through the SEC’s website at https://www.sec.gov. Copies of documents filed with the SEC by JHX will be available from JHX free of charge on JHX’s website at ir.jamesharaie.com.au or upon request submitted to JHX by email addressed to investor.relations@jamesharaie.com.au. Copies of documents filed with the SEC by AZEK will be available from AZEK free of charge on AZEK’s website at Investors.azekco.com or upon request submitted to AZEK by mail addressed to The AZEK Company Inc., Attention: Corporate Secretary, 1330 W Fulton Street #350,

Transaction Resources | James Hardie + Azek Chicago, Illinois 60607. The information included on, or accessible through, JHX’s or AZEK’s website is not incorporated by reference into this communication. Participants in the Solicitation JHX and certain of its directors, executive officers and other employees, and AZEK and its directors and certain of AZEK’s executive officers and other employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. The preliminary proxy statement/prospectus filed with the SEC as part of the registration statement includes a description of participants’ direct or indirect interests, by security holdings or otherwise. Information about JHX’s directors and executive officers is contained in “Section 1—Directors, Senior Management and Employees” in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025, filed with the SEC on May 20, 2025; and in other documents subsequently filed or furnished by JHX with the SEC. Information about AZEK’s directors and executive officers is contained in ‘‘Nominees for Director,” “Proposal No. 1—Election of Directors,” “Corporate Governance,” “Executive Officers,” “Compensation Discussion and Analysis,” “2024 CEO Pay Ratio Disclosure,” “Pay-Versus-Performance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Related Person Transactions” in AZEK’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, filed with the SEC on January 13, 2025; in AZEK’s Current Report on Form 8-K (Amendment No. 1) filed with the SEC on January 24, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by AZEK’s directors and executive officers; and in other documents subsequently filed or furnished by AZEK with the SEC. Additional information regarding ownership of AZEK’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 and 4. The documents referenced above in this paragraph may be obtained free of charge as described above under the heading “Important Information and Where to Find It.” Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Disclosure Regarding Forward-Looking Statements

Statements in this communication, including statements regarding the proposed acquisition of The AZEK Company Inc. (“AZEK”) by James Hardie Industries plc (“JHX”), that are not historical facts are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Examples of forward-looking statements include statements about the anticipated benefits of the proposed transaction between JHX and AZEK (the “Transaction”), including estimated synergies, and the expected timing of completion of the Transaction; statements about the Company’s future performance; and statements regarding the Company’s plans, objectives or goals. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “trend,” “forecast,” “guideline,” “aim,” “objective,” “will,” “should,” “could,” “likely,” “continue,” “may,” “objective,” “outlook” and similar expressions may identify forward-looking statements but are not the exclusive means of identifying such statements. Investors are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements of JHX and AZEK, respectively, are based on the current expectations, estimates and assumptions of JHX and AZEK, respectively, and, because forward-looking statements address future results, events and conditions, they, by their very nature, involve inherent risks and uncertainties, many of which are unforeseeable and beyond the control of JHX or AZEK. Such known and unknown risks, uncertainties and other factors may cause actual results, performance or other achievements to differ materially from the anticipated results, performance or achievements expressed, projected or implied by forward-looking statements. These factors include risks and uncertainties relating to the Transaction, including, but not limited to, the possibility that required regulatory approvals for the Transaction or approval of the Transaction by AZEK’s stockholders and other conditions to closing are not received or satisfied on a timely basis or at all; the possible occurrence of events that may give rise to a right of either or both of JHX and AZEK to terminate the merger agreement providing for the Transaction; possible negative effects of the announcement or the consummation of the

Transaction on the market price of JHX’s and/or AZEK’s shares and/or on their respective businesses, financial conditions, results of operations and financial performance; uncertainties as to access to financing (including financing for the Transaction) on a timely basis and on reasonable terms; the impact of the additional indebtedness the Company would incur in connection with the Transaction; risks relating to the value of the JHX shares to be issued in the Transaction and the contemplated listing arrangements for JHX shares and depositary interests following the Transaction; risks relating to significant transaction costs and/or unknown liabilities; the possibility that the anticipated synergies and other benefits from the Transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the Transaction; risks associated with Transaction-related litigation; the possibility that costs or difficulties related to the integration of JHX’s and AZEK’s businesses will be greater than expected; the risk that the Transaction and its announcement could have an adverse effect on the parties’ relationships with its and their employees and other business partners, including suppliers and customers; the potential for the Transaction to divert the time and attention of management from ongoing business operations; the potential for contractual restrictions under the merger agreement providing for the Transaction to adversely affect the parties’ ability to pursue other business opportunities or strategic transactions; the risk of other Transaction-related disruptions to the businesses, including business plans and operations, of JHX and AZEK; and the possibility that, as a result of the Transaction or otherwise, JHX could lose its foreign private issuer status and be required to bear the costs and expenses related to full compliance with rules and regulations that apply to U.S. domestic issuers. There can be no assurance that the Transaction will in fact be consummated in the manner described or at all.

These factors are not necessarily all of the factors that could cause JHX’s, AZEK’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, could also harm JHX’s, AZEK’s or the combined company’s results.

The foregoing discussion of risks and uncertainties is not exhaustive; other risks and uncertainties may cause actual results to differ materially from those referenced in any forward-looking statements. All forward-looking statements attributable to JHX, AZEK or the combined company, or persons acting on JHX’s or AZEK’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements in this communication speak only as of the date of this communication and are statements of then-current expectations concerning future results, events and conditions. Neither JHX nor AZEK assumes any obligation to update any forward-looking statements or information except as required by law. If JHX or AZEK updates one or more forward-looking statements, no inference should be drawn that JHX or AZEK will make additional updates with respect to those or other forward-looking statements. Further information regarding JHX, AZEK and factors that could affect the forward-looking statements contained herein can be found in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025, and in its other documents filed or furnished with the U.S. Securities and Exchange Commission (“SEC”), and in AZEK’s Annual Report on Form 10-K for the fiscal year ended September 30, 2024, and in its other documents filed or furnished with the SEC.

Important Information and Where to Find It

In connection with the proposed transaction between JHX and AZEK, JHX has filed with the SEC a registration statement on Form F-4 (SEC File No. 333-286977). The registration statement includes a preliminary proxy statement/prospectus, which is a preliminary proxy statement of AZEK that also serves as a preliminary prospectus of JHX, and each party will file other documents regarding the proposed transaction with the SEC. The registration statement has not been declared effective by the SEC. Investors and security holders are urged to read the proxy statement/prospectus and other relevant documents filed with the SEC when they become available, because they contain or will contain important information. The definitive proxy statement/prospectus will be sent to AZEK’s stockholders. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus and other documents that are filed or will be filed with the SEC by JHX or AZEK through the SEC’s website at https://www.sec.gov. Copies of documents filed with the SEC by JHX will be available from JHX free of charge on JHX’s website at ir.jameshardie.com.au or upon request submitted to JHX by e-mail addressed to investor.relations@jameshardie.com.au. Copies of documents filed with the SEC by AZEK will be available from AZEK free of charge on AZEK’s website at investors.azekco.com or upon request submitted to AZEK by mail addressed to The AZEK Company Inc., Attention: Corporate Secretary, 1330 W Fulton Street #350, Chicago, Illinois 60607. The information included on, or accessible through, JHX’s or AZEK’s website is not incorporated by reference into this communication.

Participants in the Solicitation

JHX and certain of its directors, executive officers and other employees, and AZEK and its directors and certain of AZEK’s executive officers and other employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. The preliminary proxy statement/prospectus filed with the SEC as part of the registration statement includes a description of participants’ direct or indirect interests, by security holdings or otherwise. Information about JHX’s directors and executive officers is contained in “Section 1—Directors, Senior Management and Employees” in JHX’s Annual Report on Form 20-F for the fiscal year ended March 31, 2025, filed with the SEC on May 20, 2025; and in other documents subsequently filed or furnished by JHX with the SEC. Information about AZEK’s directors and executive officers is contained in “Nominees for Director,” “Proposal No. 1—Election of Directors,” “Corporate Governance,” “Executive Officers,” “Compensation Discussion and Analysis,” “2024 CEO Pay Ratio Disclosure,” “Pay-Versus-Performance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Related Person Transactions” in AZEK’s definitive proxy statement in connection with its 2025 annual meeting of stockholders, filed with the SEC on January 13, 2025; in AZEK’s Current Report on Form 8-K (Amendment No. 1) filed with the SEC on January 24, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by AZEK’s directors and executive officers; and in other documents subsequently filed or furnished by AZEK with the SEC. Additional information regarding ownership of AZEK’s securities by its directors and executive officers is included in such persons’ SEC filings on Forms 3 and 4. The documents referenced above in this paragraph may be obtained free of charge as described above under the heading “Important Information and Where to Find It.” Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.